Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Years ended December 31,
			2007	2006	2005	2004	2003
Excluding interest on deposits	2.15x	0.81x	1.04x	1.77x	2.56x	2.40x	2.57x
Including interest on deposits	1.47x	0.92x	1.02x	1.33x	1.71x	1.79x	1.84x

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

Note:	The dollar amount of the deficiency for the September 30, 2007 ratios to reach 1.0 x is $3,616,000.

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Years ended December 31,
(in thousands)			2007	2006	2005	2004	2003
Income (loss) before income taxes	$16,683	$(3,616)	$935	$19,196	$29,832	$27,702	$30,847

Interest on deposits	$20,827	$27,778	$36,586	$33,401	$22,807	$15,194	$17,243
Interest on borrowings	14,469	19,431	25,454	25,042	19,066	19,737	19,651

Total fixed charges, including Interest on deposits	$35,296	$47,209	$62,040	$58,443	$41,873	$34,931	$36,894

Total fixed, charges, excluding interest on deposits	$14,469	$19,431	$25,454	$25,042	$19,066	$19,737	$19,651